PROSPECTUS

4,953,694 Shares

CARE CONCEPTS I, INC.

On October 21, 2003, Care Concepts I, Inc. registered for resale by certain of its shareholders of 4,953,694 shares of our common stock. We will not receive any proceeds from the sale of these shares by our selling shareholders.

Our common stock is traded on the American Stock Exchange under the symbol IBD. On June 18, 2004, the closing price of our common stock on the American Stock Exchange was $6.35.

Beginning on page 3 we have listed several risk factors which you should consider. You should read the entire prospectus carefully before you make your investment decision.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission, nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The original date of this prospectus is October 21, 2003.

This prospectus is amended pursuant to a post-effective amendment dated July 14, 2004.

ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other documents with the Securities and Exchange Commission. You may read and copy any document we file at the Commission’s public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. The Securities and Exchange Commission maintains a Web site at http://www.sec.gov where certain information regarding issuers (including us) may be found.

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission. The registration statement contains more information that this prospectus regarding our company and our securities, including certain exhibits and schedule. You can get a copy of the registration statement from the Securities and Exchange Commission at the address listed above or from its Web site.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The Securities and Exchange Commission allows us to incorporate into this prospectus information we file with it in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information may include documents filed after the date of this prospectus which update and supersede the information you read in this prospectus. We incorporate by reference the documents listed below, except to the extent information in those documents is different from the information contained in this prospectus, and all future documents filed with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we terminate the offering of these securities.

Form 8-K Current Reports filed on March 31, 2004; April 14, 2004; and April 23, 2004.

Form 8-K/A Current Report filed on June 28, 2004.

Quarterly Report Form 10-QSB for the period ended March 31, 2004.

Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003.

You may request a copy of these documents, at no cost, by writing to:

CARE CONCEPTS I, INC.

760 East McNab Road

Pompano Beach, Florida 33060

Attention: Chief Executive Officer

Telephone: (954) 786-2510

Telecopier: (954) 782-4578

BUSINESS OF THE COMPANY

General

Care Concepts I, Inc. through its wholly owned subsidiary iBid America, Inc. is an online marketing, advertising and sales promotion company which combines the long established sales promotion techniques of discount coupons and promotional offers with the more recent development of Internet auctions. At our website, www.ibidusa.com, consumers can bid to acquire gift certificates redeemable for such items as hotel accommodations, restaurant meals, concerts, golf courses, shopping experiences, and personal services provided by businesses. These businesses are local commercial establishments seeking to promote their business, introduce new products and services, generate consumer awareness, develop new customers and reward old customers with the ultimate goal of developing additional consumer visits to their establishments.

In exchange for promoting and marketing these businesses on our website and through community functions such as charity events, we retain the auction revenue generated by the online consumer auctions. Participating businesses pay for exposure by honoring the gift certificates won our site. Winning bidders maintain credit cards on file with us, which are automatically charged once they win an auction. If the auction won is to benefit one of the numerous charities with which we work, all proceeds except credit card processing fees are then donated to the charity. Proceeds from online auctions are currently our sole source of income.

The IBID auction site is localized to specific geographic areas. Currently we run live auctions in Central Florida, South Florida, Southwest Florida, Greater Cincinnati, Ohio and the Las Vegas markets, areas that we continue to develop.

On February 11, 2004 we were accepted by and began trading on the American Stock Exchange under the symbol IBD.

Our Business Model

We currently provide a marketing and advertising medium for Central, South and Southwest Florida, Las Vegas and Greater Cincinnati area businesses through direct interaction with our web site visitors.

The online auction site makes available an opportunity for individuals and retail customers to purchase products and services starting at 30% of the suggested retail price by using the Internet auction website. The winners of the auction will redeem the purchased gift certificate at the businesses physical location. In exchange for the gift certificates that the business clients provide IBID for auction, they gain exposure to potential customers interested in their products and services through the online auction process whether or not such persons actually bid on or win the auctions.

IBID’s business model included entering into marketing agreements on a nationwide basis through IBID’s wholly-owned subsidiary, iBid National, Inc. We have marketing agreements in all of the major metropolitan markets IBID targeted, which are in place to assist in the development of new markets. We have agreements in 96 metropolitan areas, at an average of $7,615 per agreement, with the price depending on factors such as the population density and residents’ per capita income. We are active in South Florida, Southwest Florida, metro Orlando, Las Vegas and metro Cincinnati, none of which are being operated under marketing agreements. We are not active in any of the 96 areas in which we have marketing agreements. We intend to expand our business in the future into areas in which we have agreements in place.

Recent Events

On April 14, 2004, our company, Carl Foster, and Foster Sports, Inc., a Florida corporation entered into a stock purchase agreement under which we acquired an 80% interest in Foster Sports, Inc. in consideration for 480,000 shares of our common stock, subject to certain vesting requirements, which were obtained by Carl Foster and Foster Sports upon the commencement of radio broadcasting in Central Florida.

Foster Sports, Inc. is a South Florida based sports media company that holds all programming rights to radio station WFLL 1400 AM, The Fan. Carl Foster, the president of Foster Sports, Inc., is a 25-year sports reporting veteran and radio personality. Foster Sports produces sports radio talk shows as well as additional programming during the NFL and college football season. Foster Sports also circulates a web-based newsletter to approximately 1.5 million sports fans on a weekly basis. Foster Sports live programming on 1400 AM commenced in early May in South Florida. The Fan has also recently commenced broadcasting in Central Florida on 660 AM.

RISK FACTORS

Special Note About Forward Looking Statements

We make statements in this prospectus and in the documents we incorporate by reference that are considered forward-looking statements within the meaning of the Securities Act and the Exchange Act. Sometimes these statements contain words such as may, believe, expect, continue, intend, or other similar words. These statements are not guarantees of our future performance and are subject to risks, uncertainties, and other factors that could cause our actual performance or achievements to be materially different from those we project. The following factors, among others, could cause materially different results from those anticipated or projects:

•

heightened competition;

•

problems integrating acquired companies;

•

failure to identify, acquire or profitably manage additional businesses;

•

failure to obtain new customers or retain existing customers;

•

inability to carry out marketing and sales plans;

•

inability to obtain capital for future growth;

•

loss of key executives; and

•

general economic and business conditions.

We do not have a policy of updating or revising forward-looking statements and thus it should not be assumed that silence by us over time means that actual events are bearing out as estimated in such forward looking statements.

Since IBID commenced operations in 2001, we have a short operating history by which you can evaluate our business and prospects.

Our operating subsidiary recently commenced operations. We have a limited operating history from which to evaluate our business and prospects in our current market. Our operating results in the future will be subject to all of the risks and uncertainties inherent in the development and maturation of a business.

Our IBID subsidiary has had a history of operating losses and if it continues you may suffer a loss on your investment in our company.

Our expenses are currently greater than our revenues. At December 31, 2003 our company had an accumulated deficit of $918,374 and posted a net loss of $359,260 and $117,041 in fiscal years 2003 and 2002 respectively. Our net loss for the three months ended March 31, 2004 was $59,100. Our ability to operate profitably depends on increasing our sales and achieving sufficient gross profit margins. We cannot assure you that we will operate profitably.

As our business plan is not a traditional way of advertising and marketing, it may be difficult for you to determine whether our business can be commercially successful.

To date, we have only limited auction sales in the commercial marketplace. To be successful, we will have to increase our number of auctions. However, for several reasons, we may not be able to generate increasing sales. Potential customers may not be able to see the advantage of using our services over the traditional way of advertising and marketing. Our competitors could introduce services that are more economical to use, or that have better features, making them more attractive to buyers.

We will need additional capital to implement our plan for expansion and if we do not receive additional capital, our expansion plans will suffer.

We will need approximately $1,000,000 for operations in fiscal year 2004, assuming that we open 7 to 10 new markets through December 2004. Each new market costs approximately $70,000 to open and stabilize to break-even status. Expansion into each market is predicated on our ability to borrow from third parties or on revenue being generated by the current markets to fund future markets or on the success of our independent sales representative program.

The terms upon which such borrowed capital will be available to us, if at all, may dilute the ownership of existing shareholders or adversely affect their positions. If current markets are not generating revenue beyond break-even status, enabling us to expand into the next market, or if we are unable to raise additional capital through borrowing, we may need to suspend our plans for expansion, which would materially adversely affect us.

Our management may be unable to effectively integrate our recent acquisition of Foster Sports, Inc. and to manage our growth and we may be unable to fully realize any anticipated benefits of this acquisition.

We recently completed the acquisition of Foster Sports, Inc. The business of Foster Sports is different from ours in many respects. Our directors and senior management face a significant challenge in their efforts to integrate our businesses and the business of Foster Sports, and to effectively manage our continued growth. There can be no assurance that our efforts to integrate the operations of Foster Sports will be successful, that we can manage our growth or that the anticipated benefits of these proposed acquisitions will be fully realized. The dedication of management resources to these efforts may detract attention from our day-to-day business. There can be no assurance that there will not be substantial costs associated with these activities or of the success of our integration efforts, either of which could have a material adverse effect on our operating results.

A trading market may not develop for our securities which could result in illiquidity for your investment.

While our common stock currently trades on the American Stock Exchange, it is thinly traded. There is no assurance that trading activities or market making activities, if increased, will be maintained, which could result in illiquidity of your investment.

Provisions of our certificate of incorporation and bylaws may delay or prevent the undertaking of certain corporate. actions or prevent or delay a take-over which may not be in the best of our shareholders.

Our certificate of incorporation requires an 80% affirmative vote of the total number of outstanding shares of capital stock of our company to change the authorized number of capital stock of our company or change the rights and preferences of any class of our capital stock.

In addition, our certificate of incorporation requires the affirmative vote of all the outstanding shares of our capital stock to approve any material transaction with an affiliate of our company.

Also, our certificate of incorporation effectively requires our company to hold a special meeting or annual meeting of our shareholders when we seek the approval of our shareholders to take any action that requires shareholder approval. This restriction prohibits us from obtaining shareholder approval via majority written consent of our shareholders in lieu of a shareholder meeting.

Finally, our bylaws require an affirmative vote of 66 2/3% of the total number of outstanding shares of our capital stock to remove any incumbent director.

SELLING SECURITY HOLDERS

This prospectus relates to the registration of 4,953,694 shares of our common stock held by certain selling security holders. We will not receive any proceeds from the sale of the shares by the selling shareholders. The selling shareholders may resell the shares they acquire by means of this prospectus from time to time in the public market. The costs of registering the shares offered by the selling shareholders are being paid by us. The selling shareholders will pay all other costs of the sale of the shares offered by them.

The following table sets forth the name of the selling shareholders, the number of common shares that may be offered by the selling shareholders and the number of common shares to be owned by the selling shareholders prior to the offering.

The table below sets forth information as of September 11, 2003. The percentage calculations for the selling shareholders do not include any common shares issuable upon the exercise of any currently outstanding warrants, options or other rights to acquire common shares, other than those that the selling shareholders beneficially own.

	Common Shares Owned Prior to Offering		Common Shares Offered in the Offering
Name of Shareholder	Number	%	Number	%

William J. Filerino	16,000	*	16,000	*
Louis A. Pistilli	16,000	*	16,000	*
Charles J. McMullin	20,000	*	20,000	*
Joseph DiStaulo	16,000	*	16,000	*
Louise C. Stiloski	40,000	*	40,000	*
John J. Villa	120,000	*	120,000	*
Charles Trapp	387,000	2.55%	387,000	2.55%
Jack D. Kelley	117,494	*	117,494	*
Brian J. Kelley	89,229	*	89,229	*
Derold J. Kelley	32,560	*	32,560	*
Earnest Mathis	124,704	*	124,704	*
Gary A. Agron	124,704	*	124,704	*
Gary Spaniak, Sr.	737,000	4.85%	475,000	3.13%
Steve Markley	1,362,500	8.97%	700,000	4.61%
Bobby Story	738,000	4.86%	525,000	3.46%
Gary Spaniak, Jr.	2,003,667	13.19%	700,000	4.61%
James Ferrell	300,000	1.97%	300,000	1.97%
Salvatore Puccio	285,249	1.88%	285,249	1.88%
357 Corporation (1)	343,079	2.26%	343,079	2.26%
45 Corporation (2)	471,675	3.10%	471,675	3.10%
Adorno & Yoss, P.A. (3)	50,000	*	50,000	*
Totals	7,427,861		4,953,694

——————

*less than 1%

(1)

Beneficial owner is Sal Spilotros.

(2)

Beneficial owner is Carla Divoll

(3)

Voting control is held by Charles Pearlman.

USE OF PROCEEDS

We will not receive any proceeds on the sales of the securities we are registering on behalf of our Selling Shareholders.

PLAN OF DISTRIBUTION

We will not receive any of the proceeds from the sale of any of our shares by selling stockholders. The sale of the securities we have registered may be effected by the selling stockholders from time to time in transactions on the American Stock Exchange in negotiated transactions, or a combination of methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The securities we have registered may be sold by one or more of the following methods:

1.

a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent for the selling stockholders;

2.

ordinary brokerage transactions;

3.

transactions in which the broker solicits purchasers; and

4.

privately negotiated transactions.

In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions from the selling stockholders in amounts to be negotiated immediately prior to the sale. These brokers or dealers and any other participating brokers or dealers may be deemed to be underwriters within the meaning of the Securities Act in connection with the sales.

In order to comply with the securities laws of certain states, if applicable, our shares will be sold in jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states our shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with by us and our selling stockholders.

The selling stockholders and any broker-dealers, agents or underwriters that participate with the selling stockholders in the distribution of the securities registered hereby may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act, and any of the securities we have registered purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We have agreed to pay all fees and expenses incident to the registration of the securities we have registered except selling commissions and fees and expenses of counsel or any other professionals or other advisors, if any, to the selling stockholders.

DESCRIPTION OF SECURITIES

Common Stock

We are authorized to issue 30,000,000 shares of common stock with $.001 par value. As of the date of this prospectus there were 15,192,425 shares of common stock outstanding. The holders of the common stock are entitled to one vote per each share held and have the sole right and power to vote on all matters on which a vote of stockholders is taken. Voting rights are non-cumulative. The holders of shares of common stock are entitled to receive dividends when, as and if declared by the Board of Directors, out of funds legally available therefore and to share pro-rata in any distribution to stockholders. The company anticipates that any earnings will be retained for use in its business for the foreseeable future. Upon liquidation, dissolution, or winding up of the company, the holders of the common stock are entitled to receive the net assets held by the company after distributions to the creditors. The holders of common stock do not have any preemptive right to subscribe for or purchase any shares of any class of stock. The outstanding shares of common stock are not subject to call or redemption and are fully paid and non-assessable.

Preferred Stock

We are authorized to issue up to 5,000,000 shares of preferred stock with a par value of $.001, and with rights and designations as determined by our board of directors. We currently have designated three series of preferred stock. Subsequent to our merger, the holders of Series A preferred stock converted their shares into 2,242,194 shares of our common stock. The remaining two series of preferred stock issued and outstanding are as follows:

10,000 shares of Preferred Stock are designated as Series B Convertible Preferred Stock, $100 stated value per share, with 1,000 Series B preferred shares outstanding, convertible into 100,000 shares of common stock. Series B is convertible five years after issuance, or at the option of the holder beforehand, at 80% of the average closing price of the stock for the 10 trading days prior to conversion. Dividends accumulate at $8.00 per share annually, payable in cash or in Preferred Stock Series B at the company’s option.

45,000 shares of Preferred Stock are designated as Series C Convertible Preferred Stock, $100 stated value per share, with 10,000 Series C Preferred Stock currently outstanding, convertible into up to 1,000,000 shares of common stock. Series C is convertible five years after issuance, or at the option of the holder beforehand, at 80% of the average closing price of the stock for the 10 trading days prior to conversion. No dividends are paid or accrued.

Transfer Agent

The transfer agent for our shares of common stock is Executive Register and Transfer Agency, Inc. located at 3615 South Huron Street, Suite 104, Englewood, Colorado 80110.

LEGAL MATTERS

Certain legal matters in connection with the securities being offered hereby have been passed upon for us by Adorno & Yoss, P.A., Fort Lauderdale, Florida. Adorno & Yoss, P.A. owns 25,000 shares of our common stock.

EXPERTS

The consolidated balance sheet of Care Concepts I, Inc. and our subsidiary as of December 31, 2002 and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the year then ended, incorporated by reference in this prospectus, have been incorporated herein in reliance on the reports of William J. Hadaway, C.P.A., independent certified public accountants, given on the authority of that firm as experts in accounting and auditing.

The consolidated balance sheet of Care Concepts I, Inc. and our subsidiary as of December 31, 2003 and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the year then ended, incorporated by reference in this prospectus, have been incorporated herein in reliance on the reports of Jewett, Schwartz & Associates, independent certified public accountants, given on the authority of that firm as experts in accounting and auditing.

INDEMNIFICATION

We have authority under Delaware General Corporation Law to indemnify our directors and officers to the extent provided for in such statute. Our Articles of Incorporation provide that we will our officers and directors to the fullest extent permitted by law.

The provisions of the Delaware General Corporation Law that authorize indemnification do not eliminate the duty of care of a director, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for:

(1)

violations of criminal laws, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful;

(2)

deriving an improper personal benefit from a transaction;

(3)

voting for or assenting to an unlawful distribution; and

(4)

willful misconduct or conscious disregard for our best interests in a proceeding by or in our right to procure a judgment in our favor or in a proceeding by or in the right of a shareholder.

The statute does not affect a director's responsibilities under any other law, such as the Federal securities laws.

The effect of the foregoing requires us to indemnify our officers and directors for any claim arising against them in their official capacities provided that they acted in good faith and in a manner that they reasonably believed to be in our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company under the provisions above, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore enforceable.

No dealer, salesperson or any other person has been authorized to give any information or to make any representations not contained in this prospectus in connection with this offer. If given or made, this information or representations must not be relied upon as having been authorized by our company or any underwriter. This prospectus does not constitute an offer to sell or a solicitation of any offer to buy any of the securities we have offered in any circumstance in which an offer or solicitation would be unlawful. Neither the delivery of this prospectus nor any sale made under this prospectus will under any circumstances create an implication that information in this prospectus is correct at any time subsequent to the date of this prospectus.

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